Vertical Data Inc.

1980 Festival Plaza Drive, Suite 300

Las Vegas, NV 89135

May 1, 2025

Kate Beukenkamp

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vertical Data Inc.
Registration Statement on Form S-1
Filed January 10, 2025
File No. 333-284187

Dear Ms. Beukenkamp:

By letter dated April 16, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vertical Data Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed March 20, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-1 filed March 20, 2025 Prospectus Summary

Our Products and Suppliers, page 2

1.	We note your response to prior comment 3, including the statement that you have two vendor arrangements but “do not have any material agreements with a vendor.” Please briefly revise your disclosure to clarify the meaning of “arrangements” (e.g., written contracts or otherwise). Additionally, we note that you entered into a master sales agreement with suppliers, including “key partner” Sycomp. Please revise to include the material terms of this agreement and file it as an exhibit or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to Staff’s comments, we have made changes to this section to clarify our “arrangements” with vendors. We currently do not have any vendor agreements with binding terms regarding price, volume or exclusivity, as our ongoing arrangements with vendors do not restrict us from selling similar products manufactured by competitors, nor do they require us to sell a specified quantity of products. As a result, we have the flexibility to terminate or curtail sales of one product line in favor of another due to technological change, pricing considerations, product availability and customer demand or vendor distribution policies.

Additionally, the Company’s Master Supply Agreement with Sycomp A Technology Company, Inc. is in the nature of a letter of intent that mainly details payment structures, confidentiality, restrictions on use and reverse engineering, without stating any binding terms. Therefore, we have removed references to this Agreement and are not filing this as an exhibit to the registration statement.

The Offering, page 7

2.	We note your response to prior comment 18, including the revisions to footnote 2 to your Selling Stockholder table on page 31. Please revise your “Lock-Up” disclosure here and elsewhere as appropriate to reflect the holding period of a total of thirty-six (36) months from the date of the offering as well as the twelve (12) month period holding period on the shares and, following the first year, how the restrictions on the shares will be proportionally removed monthly thereafter with regard to the shares held by the Founders.

Response: In response to Staff’s comments, we have included the relevant disclosure on page 7.

Risk Factors

Risks Related to Our Business

Our business is subject to a wide variety of extensive and evolving government regulations..., page 13

3.	We note your revised disclosure in response to prior comment 6, including that this risk factor references “nuclear-fuel related products.” To the extent you have operations in nuclear fuel industry, please revise as appropriate. Alternatively, please remove this reference.

Response: In response to Staff’s comments, we have removed the above phrase from the disclosure.

Exhibit Index, page II-5

4.	The consent of your independent registered public accounting firm filed as exhibit 23.1 does not appear to be signed. Please ensure future amendments include a signed consent.

Response: In response to Staff’s comments, the Company has refiled Exhibit 23.1 to include the signed consent of the independent registered public accounting firm.

Thank you for the opportunity to respond to your comment on the Registration Statement. If you have additional questions or comments, please contact me at Deven@verticaldata.io or 702-613-2328.

Very truly yours,

Devon Soni

President and Chief Executive Officer

Vertical Data Inc.

1980 Festival Plaza Drive, Suite 300

Las Vegas, NV 89135